SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                              SCHEDULE TO

                        Tender Offer Statement
             (Under Section 14(d)(1) or 13(e)(1) of the
                   Securities Exchange Act of 1934)

                   (Amendment No. 2 - FINAL AMENDMENT)

                         NASB FINANCIAL, INC.
                 (Name of Subject Company (issuer))

                NASB FINANCIAL, INC. (issuer and offeror)
      (Name of Filing Person(s) (identifying status as offeror,
                      issuer or other person))

              Common Stock, par value $0.15 per share
                  (Title of Class of Securities)

                               628968109
                 (CUSIP Number of Class of Securities)

                             Keith B. Cox
                    Vice President and Treasurer
                         NASB Financial, Inc.
                         12498 S. 71 Highway
                      Grandview, Missouri 64030
                            (816) 765-2200
    (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)


                      CALCULATION OF FILING FEE

----------------------------------------------------------------------
*TRANSACTION VALUATION                      AMOUNT OF FILING FEE
----------------------------------------------------------------------
$6,000,000                                            $1,200.00
----------------------------------------------------------------------
* Calculated solely for purposes of determining the filing fee. Based upon the purchase of 400,000 shares at the tender offer price per share of $12.50.

/X/ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing:

Amount Previously Paid: $1,200.00    Filing Party:  Issuer

Form or Registration No.:  5-58543   Date Filed:  August 13, 2001

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

/ /  third party tender offer subject to Rule 14d-1.

/X/  issuer tender offer subject to Rule 13e-4.

/ /  going-private transaction subject to Rule 13e-3.

/ /  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the
results of the tender offer:   /X/

     This Amendment No. 3 filed by NASB Financial, Inc. (the "Company") amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on August 13, 2001, as amended by Amendments No. 1 filed on August 29, 2001, and No. 2 filed on September 13, 2001, (as amended, the "Schedule TO"), relating to its Offer to Purchase dated August 13, 2001, (the "Offer to Purchase") to purchase 400,000 of its outstanding shares of common stock, par value $0.15 per share (the "Shares"), for $15.00 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 13, 2001, and in the related Letter of Transmittal (which, together with any amendments hereto or thereto, collectively constitute the "Offer"), copies of which are attached as Exhibits (a)(1) and (a)(2) to the Schedule TO. Amendment No. 3 is the final amendment to the Schedule TO.

     The Schedule TO is hereby amended and supplemented by adding the following:

     On September 21, 2001, NASB Financial, Inc. issued a press release announcing the completion of the tender offer. A total of 63,405 Shares were tendered, all of which were accepted by the Company. The full text of the Company's September 21, 2001, press release is attached as Exhibit (a)(8) hereto and incorporated herein by reference.


ITEM 12. MATERIAL TO BE FILED AS AN EXHIBIT.

     Item 12 of the Schedule TO is hereby amended by adding the following:

     (a)(8) NASB Financial, Inc. Press Release dated September 21, 2001.


                             SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amended statement is true, complete and correct.
                                NASB FINANCIAL, INC.


                                /s/ Keith B. Cox
                                Keith B. Cox
                                Vice President & Treasurer

Dated:  September 21, 2001